ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C

SMALL COMPANY FUND

Special Shareholder Meeting (unaudited)

John Hancock Funds III held a Special Meeting of Shareholders on February 16, 2018 (adjourned on January 26, 2108 and reconvened on February 16, 2018). The following proposal was considered by the shareholders:

Proposal: Approval of Agreement and Plan of Reorganization between John Hancock Small Company Fund and John Hancock Small Cap Core Fund.

PROPOSAL ONE PASSED ON February 16, 2018.

	Shares Voted	% of Outstanding Shares	% of Voted Shares
For	5,006,620.378	43.074%	84.852%
Against	178.577.803	1.536%	3.027%
Abstain	715,220.937	6.153%	12.122%